Exhibit 99.1

Zai Lab Launches Hong Kong Secondary Listing

SHANGHAI and SAN FRANCISCO, September 16, 2020 (GLOBE NEWSWIRE) — Zai Lab Limited (“Zai Lab” or the “Company”) (NASDAQ:ZLAB), an innovative commercial stage biopharmaceutical company, today announced the launch of its Hong Kong public offering (the “Hong Kong Public Offering”), which forms part of the global offering (the “Offering”) of 10,564,050 new ordinary shares (the “Offer Shares” or “Shares”) and listing of its ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code “9688”.

The Company’s American depositary shares (“ADSs”), each representing one (1) ordinary share of the Company, will continue to be listed and traded on the Nasdaq Global Market (“Nasdaq”). Investors in the Offering will only be able to purchase ordinary shares and will not be able to take delivery of ADSs. Upon listing in Hong Kong, the ordinary shares listed on the Hong Kong Stock Exchange will be fully fungible with the ordinary shares represented by the ADSs listed on Nasdaq.

The Offering initially comprises 771,700 new Shares under the Hong Kong Public Offering and 9,792,350 new Shares for the international offering (the “International Offering”), representing approximately 7.3% and 92.7% of the total number of Shares in the Offering, respectively, subject to re-allocation and over-allotment. Subject to the level of any oversubscription in the Hong Kong Public Offering and pursuant to the clawback mechanism as described in the prospectus issued in Hong Kong, the total number of shares available under the Hong Kong Public Offering could be adjusted to up to a maximum of 3,591,800 new Shares, representing approximately 34% of the Offer Shares initially available under the Offering. In addition, the Company expects to grant the international underwriters an over-allotment option to purchase up to an additional 1,584,600 new Shares in the International Offering, representing not more than 15.0% of the Offer Shares initially available under the Offering.

The offer price for the Hong Kong Public Offering (the “Hong Kong Offer Price”) will be not more than HK$648.00 per share (the “Maximum Offer Price”). The offer price for the International Offering tranche of the Offering (the “International Offer Price”) may be set at a level higher than the Hong Kong Offer Price. The Company is expected to set the International Offer Price by September 22, 2020 Hong Kong time by making reference to, among other factors, the closing price of the ADSs on Nasdaq on the last trading day on or before September 21, 2020 and investor demand during the marketing process. The final Hong Kong Offer Price will be set at the lower of the final International Offer Price and the Maximum Offer Price of HK$648.00 per share. Shares will be traded in board lots of 50 shares.

The Company plans to use the net proceeds from the Offering for its core products, through strengthening R&D efforts and enhancing its commercialization capabilities, advancing its ongoing and planned clinical trials and preparation for registration filings of other drug candidates in its pipeline, exploring new global licensing and collaboration opportunities, funding working capital and other general corporate purposes.

Fully Electronic Application Process for the Hong Kong Public Offering

Zai Lab has decided to adopt a fully electronic application process for the Hong Kong Public Offering, with no printed copies of prospectuses or application forms to the public in relation to the Hong Kong Public Offering. A fully electronic application process is consistent with the way in which the Company’s users and stakeholders engage and interact with each other and the Company. As a company which has been highly committed to environmental, social and corporate responsibility matters since its founding, the Company believes such method will also help mitigate the environmental impact of printing and minimize the exploitation of natural resources, among others. The prospectus is available at the website of the Hong Kong Stock Exchange at www.hkexnews.hk and the Company’s website at www.zailaboratory.com.

The Company encourages applicants for the Hong Kong Public Offering to view its prospectus and apply online through the White Form eIPO service at www.eipo.com.hk, or apply through the CCASS EIPO service. The Hong Kong Public Offering will commence at 9:00 a.m. on Thursday, September 17, 2020 Hong Kong time and will close at 12:00 noon on Tuesday, September 22, 2020 Hong Kong time.

Potential applicants may call the enquiry hotline of Computershare Hong Kong Investor Services Limited if they have any question about making applications for the Hong Kong Offer Shares. The hotline number is +852 2862 8646, and will be open from 9:00 a.m. to 9:00 p.m. on Thursday, September 17, 2020, Friday, September 18, 2020 and Monday, September 21, 2020, from 9:00 a.m. to 6:00 p.m. on Saturday, September 19, 2020 and Sunday, September 20, 2020, and from 9:00 a.m. to 12:00 noon on Tuesday, September 22, 2020 Hong Kong time.

J.P. Morgan Securities (Far East) Limited (or its affiliates, as the case may be), Goldman Sachs (Asia) L.L.C. and Citigroup Global Markets Asia Limited (or its affiliate, as the case may be) are the joint sponsors, joint global coordinators, joint bookrunners and joint lead managers for the proposed Offering.

The International Offering is being made only by means of a preliminary prospectus supplement dated September 16, 2020 and the accompanying prospectus included in an automatic shelf registration statement on Form F-3ASR filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 29, 2019 and was subsequently amended and became automatically became effective upon filing with the SEC on January 21, 2020. The registration statement on Form F-3ASR and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from: (i) J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-866-803-9204 or by email at prospectus-eq_fi@jpmchase.com, (ii) Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282 or by telephone at 1-866-471-2526, or (iii) Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-800-831-9146 or by email at prospectus@citi.com.

The proposed Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by the Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong.

The price of the Shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilization) Rules. The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) will be contained in the prospectus of the Company dated September 17, 2020.

About Zai Lab

Zai Lab (NASDAQ:ZLAB) is an innovative commercial stage biopharmaceutical company focused on bringing transformative medicines for cancer, infectious and autoimmune diseases to patients in China and around the world. To quickly target the large, fast-growing segments of China’s pharmaceutical market and address unmet medical needs, Zai Lab’s experienced team has secured partnerships with leading global biopharma companies, generating a broad pipeline of innovative drug candidates. Zai Lab has also built an in-house team with strong drug discovery and translational research capabilities, aiming to establish a global pipeline of proprietary drug candidates against targets in our focus areas. Zai Lab’s vision is to become a fully integrated biopharmaceutical company, discovering, developing, manufacturing and commercializing its portfolio in order to impact human health worldwide.

For additional information about the company, please visit www.zailaboratory.com or follow us at www.twitter.com/ZaiLab_Global.

Zai Lab Forward-Looking Statements

This press release contains statements about future expectations, plans and prospects for Zai Lab, including, without limitation, statements regarding business strategy, plans and objectives for future operations. Such statements constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not statements of historical fact nor are they guarantees or assurances of future performance. Forward-looking statements are based on Zai Lab’s expectations and assumptions as of the date of this press release and are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including but not limited to (1) Zai Lab’s ability to obtain additional future funding, (2) Zai Lab’s results of clinical and pre-clinical development of its drug candidates, (3) the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approvals of Zai Lab’s drug candidates, (4) Zai Lab’s ability to generate revenue from its drug candidates, (5) the effects of the novel coronavirus (COVID-19) pandemic on general economic, regulatory and political conditions and (6) other factors discussed in Zai Lab’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on April 29, 2020, and its other filings with the Securities and Exchange Commission. Zai Lab anticipates that subsequent events and developments will cause Zai Lab’s expectations and assumptions to change and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. These forward-looking statements should not be relied upon as representing Zai Lab’s views as of any date subsequent to the date of this press release.

For more information, please contact:

ZAI LAB CONTACTS:

Zai Lab

Billy Cho, CFO

+86 137 6151 2501

billy.cho@zailaboratory.com

Media: Ryo Imai / Robert Flamm, Ph.D.

Burns McClellan, on behalf of Zai Lab

212-213-0006 ext. 315 / 364

rimai@burnsmc.com / rflamm@burnsmc.com

Investors: Pete Rahmer / Mike Zanoni

Endurance Advisors, on behalf of Zai Lab

415-515-9763 / 610-442-8570

prahmer@enduranceadvisors.com / mzanoni@enduranceadvisors.com